UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 10 )*

TD AMERITRADE Holding Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

872364Y108
(CUSIP Number)

J. Joe Ricketts
Marlene M. Ricketts
TD AMERITRADE Holding Corporation
200 South 108th Avenue
Omaha, Nebraska 68154

with a copy to:
Alan L. Dye
C. Alex Bahn
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, D.C. 20007
(202) 637-5737
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	872364Y108
1		NAMES OF REPORTING PERSONS

J. Joe Ricketts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,274,906

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

36,274,906

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,274,906

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒1

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6% 2

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, dated as of June 22, 2005, among the Issuer, The Toronto-Dominion Bank (“TD”), TD Luxembourg International Holdings S.à r.l., and each of the Reporting Persons (as amended, the “Stockholders Agreement”), the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 40.42% of the outstanding shares of Common Stock (calculated based on the 551,499,254 shares of Common Stock outstanding as of January 30, 2014 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

2	Based on 551,499,254 shares of Common Stock outstanding as of January 30, 2014 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013

CUSIP NO.	872364Y108
1		NAMES OF REPORTING PERSONS

Marlene M. Ricketts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

13,873,725

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

13,873,725

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,873,725

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒3

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5% 4

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

3	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 40.42% of the outstanding shares of Common Stock (calculated based on the 551,499,254 shares of Common Stock outstanding as of January 30, 2014 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

4	Based on 551,499,254 shares of Common Stock outstanding as of January 30, 2014 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013.

CUSIP NO.	872364Y108
1		NAMES OF REPORTING PERSONS

J. Joe Ricketts 1996 Dynasty Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,186,688

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

8,186,688

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,186,688

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒5

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5% 6

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Trust

5	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 40.42% of the outstanding shares of Common Stock (calculated based on the 551,499,254 shares of Common Stock outstanding as of January 30, 2014 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

6	Based on 551,499,254 shares of Common Stock outstanding as of January 30, 2014 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013.

CUSIP NO.	872364Y108
1		NAMES OF REPORTING PERSONS

Marlene M. Ricketts 1994 Dynasty Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

8,186,112

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

8,186,112

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,186,112

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒7

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5% 8

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Trust

7	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 18 to the statement on Schedule 13D filed by TD, as of February 13, 2014, TD beneficially owned, in the aggregate, 222,919,287 shares of Common Stock representing approximately 40.42% of the outstanding shares of Common Stock (calculated based on the 551,499,254 shares of Common Stock outstanding as of January 30, 2014 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE. Each of J. Joe Ricketts and Marlene M. Ricketts also disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

8	Based on 551,499,254 shares of Common Stock outstanding as of January 30, 2014 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013.

This Amendment No. 10 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2006 (the “Original Statement”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 10, 2006, Amendment No. 2 to Schedule 13D filed with the SEC on August 16, 2006, Amendment No. 3 to Schedule 13D filed with the SEC on February 25, 2009, Amendment No. 4 to Schedule 13D filed with the SEC on August 11, 2009, Amendment No. 5 to Schedule 13D filed with the SEC on October 23, 2009, Amendment No. 6 to Schedule 13D filed with the SEC on August 17, 2010, Amendment No. 7 to Schedule 13D filed with the SEC on July 12, 2013, Amendment No. 8 to Schedule 13D filed with the SEC on October 10, 2013 and Amendment No. 9 to Schedule 13D filed with the SEC on March 10, 2014 (as it may be amended from time to time hereafter, the “Statement”), in each case filed by the Reporting Persons with respect to the Common Stock, $0.01 par value (the “Common Stock”), of TD AMERITRADE Holding Corporation, a Delaware corporation (“TD AMERITRADE” or the “Issuer”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 10 shall have the respective meanings herein as are given to such terms in the Statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(c) Except as described below and in Item 6, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

On March 6, 2014, J. Joe Ricketts sold to UBS AG, London Branch a covered call option with respect to 3,000,000 shares of Common Stock and, in connection therewith, Mr. Ricketts, UBS AG, London Branch and UBS AG, Stamford Branch, entered into a Pledge and Security Agreement pursuant to which Mr. Ricketts agreed to deliver to UBS 3,000,000 shares of Common Stock as collateral to secure his obligations under the call option.  The foregoing descriptions of the call option and the Pledge and Security Agreement are qualified in their entirety by reference to Item 6 of Amendment No. 9 to Schedule 13D and the exhibits to the Statement incorporated therein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

On March 13, 2014, Mr. Ricketts sold to Citibank, N.A. (“Citibank”) a covered call option with respect to 3,000,000 shares of Common Stock (the “Call Option”). The Call Option is a European-style option under which Citibank will purchase an aggregate of 3,000,000 shares of Common Stock from Mr. Ricketts on September 22, 2014 at a price of $35.7003 per share if the Call Option is in the money on that date. The Call Option is governed by the Master Terms and Conditions for Call Option Transactions, dated as of March 6, 2014 (the “Master Terms and Conditions”), between Mr. Ricketts and Citibank.  Pursuant to the Master Terms and Conditions, in connection with the Call Option, Mr. Ricketts delivered to Citibank 3,000,000 shares of Common Stock as collateral to secure his obligations under the Call Option. During the pendency of the Call Option, Mr. Ricketts retains the right to receive ordinary cash dividends on, and vote, the shares pledged as collateral. The foregoing descriptions of the Call Option and the Master Terms and Conditions are qualified in their entirety by reference to the Call Option documentation, forms of which are filed as Exhibits 99.14 and 99.15 hereto, and the Master Terms and Conditions, a form of which is filed as Exhibit 99.16 hereto, all of which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to include the following Exhibits:

Exhibit 99.14. Form of Call Option Confirmation.

Exhibit 99.15  Form of Pricing Supplement.

Exhibit 99.16  Form of Master Terms and Conditions.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 17, 2014

/s/ J. Joe Ricketts
J. Joe Ricketts, individually
/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually
J. JOE RICKETTS 1996 DYNASTY TRUST By: RPTC Inc., as trustee
By: /s/ Alfred Levitt
Alfred, Levitt, trust officer
MARLENE M. RICKETTS 1994 DYNASTY TRUST By: RPTC Inc., as trustee
By: /s/ Alfred Levitt
Alfred Levitt, trust officer